PRUDENTIAL PLC 12 ARTHUR STREET LONDON EC4R 9AQ TEL: +44(0)20 7220 7588 www.prudential.co.uk

June 13, 2016

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:       Prudential plc

Form 20-F for the Year Ended December 31, 2015

Filed April 7, 2016

File No. 001-15040

Dear Mr. Rosenberg:

By letter dated May 27, 2016 the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”), as filed with the SEC on April 7, 2016. This letter contains Prudential’s responses to the Staff’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Item 5. Operating and Financial Review and Prospects

Insurance Operations, page 149

1.	You attribute most of the 60% increase in long-term business operating profit in 2015 for the UK business as due to a £339 million benefit from “specific management actions to position the balance sheet more effectively under the Solvency II regime.” Please explain to us the nature of these actions, including the longevity reinsurance transactions and the repositioning of the fixed income asset portfolio. Also, tell us the expected financial impacts given your statement that “a reduced appetite for annuities post-Solvency II will mean that going forward IFRS earnings from our UK life business will be predominantly driven by the contribution from our core annuity in-force and with-profits business.”

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.

Mr. Jim B. Rosenberg, p. 2

Response

Specific management actions to position the balance sheet more efficiently under the Solvency II regime

The specific management actions taken by the Group’s UK Life business in respect of its annuity book in the second half of 2015 to position the balance sheet more efficiently under the Solvency II regime resulting in a benefit of £339 million are referred to on page 149 of Prudential’s 2015 Form 20-F and explained in summary on page 160 and F-51. Further explanation of the nature of these actions, which primarily comprised the extension of the reinsurance of longevity risk and repositioning of the fixed income asset portfolio, is provided below:

i) Longevity reinsurance transactions

As disclosed, during 2015, the Group’s UK Life business entered into additional longevity reinsurance transactions to extend the total coverage from £2.3 billion of annuity liabilities at the start of the year to £8.7 billion at the end of the year. Under these transactions Prudential pays to the reinsurer a predetermined set of cash flows plus a fee, and in return the reinsurer pays to Prudential the actual annuity payments arising on the reinsured blocks of business. The effect of these transactions is that Prudential reduces its exposure to longevity by swapping the uncertain future annuity payments for more certain fixed payments to the reinsurer.

The longevity reinsurance transactions taken out in 2015 generated a benefit to the IFRS results of £231 million, of which £170 million related to those taken in the second half of 2015. In substance, this benefit represents the release of provisions for adverse deviation, previously held within the IFRS policyholder liabilities to reflect the inherent uncertainty in the amounts for the projected benefit flows, for the now reinsured blocks of annuity business, offset by the reinsurers’ fees.

ii) Repositioning of fixed income asset portfolio

A particular feature of Solvency II is the “matching adjustment” which, subject to approval in the UK by the Prudential Regulation Authority, provides a mechanism for insurers to measure their best estimate liabilities in a way that prevents changes in the value of eligible assets, caused by short term spread movements, from affecting their Solvency II balance sheets for portfolios where the insurers have fully or partially mitigated the impact of these movements. Such mitigation would, for example, be achieved by managing separately a portfolio of assets with similar cash flow characteristics to a portfolio of insurance obligations.

As we understand also applies for other life insurers under the Solvency II regime, the Group’s UK Life business has taken actions to optimise the benefit from the matching adjustment by repositioning its fixed income asset portfolio. This action included switching the assets in the annuity portfolio in the second half of 2015, which as disclosed on page 160, increased the proportion of the portfolio that would benefit from the matching adjustment under Solvency II from around 90 per cent to 95 per cent.

As described on page F-18, IFRS4 permits the use of previously applied Generally Accepted Accounting Practices for insurance contracts. Accordingly, for this business the modified statutory basis of reporting as set out in the Statement of Recommended Practice issued by the Association of British Insurers has been applied since IFRS adoption since 2005. On that basis for this business the management actions generated an IFRS benefit of £169 million in the second half of 2015 as a result of the impact of the asset switches on the valuation interest rate used to discount the UK annuity liabilities.

As noted above, and as disclosed on page F-113, the valuation interest rates used to discount the projected outflows for liabilities of certain blocks of UK business including annuities are based on the yields as at the valuation date on the related assets backing such liabilities. In particular, for the UK annuity business, the internal rate of return of the assets backing the liabilities is used. The asset switches undertaken in the year resulted in the change in the type and duration of the assets backing the annuity liabilities, which overall

Mr. Jim B. Rosenberg, p. 3

increased the portfolio yield and the valuation interest rate with the effect of lowering the accounting carrying value of the liabilities.

Reduced appetite for UK annuities post-Solvency II

The table showing the breakdown of the IFRS operating profit based on longer-term investment returns of the Group UK long-term business (excluding general insurance commission) provided on page 160, as extracted below, is helpful in understanding the expected financial impacts of the “reduced appetite for annuities post-Solvency II” and the resulting expectation that “going forward IFRS earnings from Prudential’s UK life business will be predominantly driven by the contribution from [its] core annuity in-force and with-profits business” referred to on page 149.

	IFRS operating profit of UK long-term business
	First half 2015	Second half 2015	Full year 2015	Full year 2014
Shareholder annuity new business	66	57	123	162
In-force business:
Longevity reinsurance transactions	61	170	231	30
Impact of specific management actions ahead of Solvency II	-	169	169	-
	61	339	400	30
With-profits and other in-force	309	335	644	537
Total Life IFRS operating profit	436	731	1,167	729

The table above shows the UK shareholder annuity new business contributed £123 million to the IFRS operating profit in 2015 (2014: £162 million). Given the reduced appetite for sales of new annuity business post-Solvency II, the expectation is for a very modest contribution from this line for new business going forward.

The £400 million IFRS operating profit recognised in 2015 arising from the longevity reinsurance transactions and specific management actions ahead of Solvency II taken during the year for the UK in-force annuities book is expected to be a one-off benefit. Similar actions are not anticipated to recur, though they remain available to the Company.

The contribution from the core annuity in-force and with-profits business to the IFRS operating profit in 2015 was £644 million (2014: £537 million). This is expected to be the main driver of the results of the UK life business going forward. As described above, the one-off benefit of £231 million arising from the longevity reinsurance transactions taken in 2015 in substance included the effect of margins release for the reinsured annuity liability. As a result, going forward as the annuity payments are made, there will be no further benefit from release of provisions for adverse deviations and the expectation is that, having brought forward the release noted above, this will create an annual earnings drag of around £25 million against the core annuity in-force result in future years.

(c)     Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, page 171

2. You appear to attribute most of the increase in policyholder liabilities to changes in investment return and value movements on investment assets. However, the relationship between these amounts in “(c) Benefits and claims and movement in unallocated surplus” (refer to the captions, increase in policyholder liabilities, on pages 172-173) and “(b) Investment return” (refer to the captions, investment appreciation/depreciation, on pages 168-171) is unclear. Please explain to us the reasons for the differences between the amounts in these two sections for each period presented. Also, explain to us the reasons for the differences between the captions, “increase in policyholder liabilities,” on pages 172-173 and the “investment-related items and other movements” in the table, “Movement and duration of liabilities,” on page F-96 for each period presented. In addition, explain to us what the caption, “investment-related items and other movements,” represents and how these amounts were determined.

Mr. Jim B. Rosenberg, p. 4

Response

Relationship between the amounts in “(c) Benefits and claims and movement in unallocated surplus” (refer to the captions, increase in policyholder liabilities, on pages 172-173) and “(b) Investment return” (refer to the captions, investment appreciation/depreciation, on pages 168-171)

You noted in your comment that Prudential appears to attribute most of the increase in policyholder liabilities to changes in investment return and value movements on investment assets. To clarify, in the disclosures on pages 172-174, Prudential has not attributed most of the increase in policyholder liabilities (in absolute value terms) to changes in investment return and value movements on investment assets. Instead, it has attributed the principal driver of the year on year variations/fluctuations in the increases and decreases in policyholder liabilities in the periods presented to the value movements on investment assets.

The disclosures on pages 169-174 are intended to explain the broad dynamics of the relationship between these items and that directionally there is an inverse correlation between the year on year variations in “investment return” and “benefits and claims and movements in unallocated surplus of with profits funds, net of reinsurance” from 2013 to 2014, and 2014 to 2015, rather than a direct relationship in individual years on an absolute value basis. In addition to investment return, the growth in the business, i.e. through inflows of premiums, is also disclosed as another factor for the increase in policyholder liabilities.

This broad correlation can be illustrated using the selected segmental income statement information for the Group insurance operations, as disclosed on pages F-39 to F-41, which has been extracted in the table below with year on year variations added.

Selected information from the segmental income statements shown on pages F-39 to F-41 and the sources of earnings disclosure on pages 152-153 for 2013 to 2015 with variations added for key line items

	2015	2015 vs 2014 variation	2014	2014 vs 2013 variation	2013
	£m	£m	£m	£m	£m
Asia Insurance Operations*
With-Profits
Earned premiums, net of reinsurance	4,084	(224)	4,308	1,937	2,371
Investment return - with-profits business policyholder returns as shown on page 168 of the 2015 Form 20-F	(75)	(1,990)	1,915	1,833	82
Benefit and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(2,684)	2,491	(5,175)	(3,309)	(1,866)
Net	1,325	277	1,048	461	587
Acquisition costs and other operating expenditure	(1,214)		(916)		(477)
Other items	(66)		(89)		(63)
Profit before tax attributable to shareholders - with-profits business	45		43		47
Other business
Earned premiums, net of reinsurance	6,366	(208)	6,574	74	6,500
Investment return	(224)	(2,197)	1,973	1,160	813
Benefit and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(3,859)	2,213	(6,072)	(1,008)	(5,064)
Net	2,283	(192)	2,475	226	2,249
Acquisition costs and other operating expenditure	(1,437)		(1,451)		(1,538)
Other items	145		153		(70)
Profit before tax attributable to shareholders - other business	991		1,177		641

Profit before tax attributable to shareholders - total	1,036		1,220		688

Mr. Jim B. Rosenberg, p. 5

Analysed as follows:
Spread and fee income	315		280		269
Insurance margins and margins on revenue	2,515		2,220		2,241
With-profits shareholders transfer	45		43		47
Other items primarily Expenses: Acquisition costs and administration expenses	(1,666)		(1,493)		(1,556)
Operating profit (see driver analysis on pages 152-153 of the 2015 Form 20-F)	1,209		1,050		1,001

Short-term fluctuations in investment returns (see pages F-39-F-41 of the 2015 Form 20-F)	(119)		178		(204)
Other non-operating items (see pages F-39-F-41 of the 2015 Form 20-F)	(54)		(8)		(109)
	1,036		1,220		688
US Insurance Operations
Earned premiums, net of reinsurance	16,567	1,178	15,389	6	15,383
Investment return	(782)	(6,220)	5,438	(4,565)	10,003
Benefit and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(13,029)	6,732	(19,761)	3,945	(23,706)
Net	2,756	1,690	1,066	(614)	1,680
Acquisition costs and other operating expenditure	(1,544)		(795)		(1,112)
Other items	(13)		(14)		(15)
Profit before tax attributable to shareholders	1,199		257		553
Analysed as follows:
Spread and fee income	2,418		2,136		1,902
Insurance margins	796		670		588
Other items primarily Expenses: Acquisition costs and administration expenses	(1,523)		(1,375)		(1,247)
Operating profit (see driver analysis on pages 152-153 of the 2015 Form 20-F)	1,691		1,431		1,243

Short-term fluctuations in investment returns (see pages F-39-F-41 of the 2015 Form 20-F)	(424)		(1,103)		(625)
Other non-operating items (see pages F-39-F-41 of the 2015 Form 20-F)	(68)		(71)		(65)
	1,199		257		553
UK Insurance Operations*
With-Profits and SAIF
Earned premiums, net of reinsurance	6,545	3,493	3,052	(816)	3,868
Investment return - with-profits business and SAIF policyholder returns as shown on page 168	3,343	(6,223)	9,566	3,220	6,346
Benefit and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(8,384)	2,781	(11,165)	(2,406)	(8,759)
Net	1,504	51	1,453	(2)	1,455
Acquisition costs and other operating expenditure	(1,349)		(997)		(1,054)
Other items	114		(201)		(150)
Profit before tax attributable to shareholders - with-profits business	269		255		251

Mr. Jim B. Rosenberg, p. 6

Other business
Earned premiums, net of reinsurance	1,944	(766)	2,710	988	1,722
Investment return	1,029	(5,852)	6,881	3,855	3,026
Benefit and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(1,700)	6,296	(7,996)	(4,237)	(3,759)
Net	1,273	(322)	1,595	606	989
Acquisition costs and other operating expenditure	(676)		(663)		(896)
Other items	209		134		102
Profit before tax attributable to shareholders - other business	806		1,066		195

Profit before tax attributable to shareholders - total	1,075		1,321		446
Analysed as follows:
Spread and fee income	320		333		293
Insurance margins and margins on revenue	359		249		276
Impact of specific management actions in 2015 ahead of Solvency II	339		-		-
With-profits shareholders transfer	269		255		251
Other items primarily Expenses: Acquisition costs and administration expenses**	(120)		(61)		(85)
Operating profit (see driver analysis on pages 152-153 of the 2015 Form 20-F)	1,167		776		735

Short-term fluctuations in investment returns (see pages F-39-F-41 of the 2015 Form 20-F)	(120)		464		(254)
Other non-operating items (see pages F-39-F-41 of the 2015 Form 20-F)	-		81		(35)
	1,075		1,321		446
* before elimination of intragroup reinsurance transactions that was applied to the information disclosed on pages 166-175 of the 2015 Form 20-F.
** includes general insurance commissions and results of the sold PruHealth and PruProtect businesses

Except for investment contract business without discretionary participating features (which with liabilities of £18.8 billion out of a total Group balance of £335.6 billion is a relatively small 6% part of Prudential’s business) the IFRS treatments is for all premiums, investment return, and claims and increase in amounts set aside for policyholders to be recorded in the income statement. This is to be contrasted with the approach under US GAAP under which, for many types of contract, the requirement is for a deposit accounting approach to apply rather than booking such items in the income statement. On the IFRS basis we would therefore expect that for many products the broad correlation shown above would be a feature.

You have noted that the relationship between particular line items for “increase in policyholder liabilities” and “investment appreciation/depreciation” is unclear. It is important to note though that we would not expect that these two line items would be the same and indeed there are multiple factors, as discussed below, which contribute to the reasons for the differences.   The reasons that we would not expect “increase in policyholder liabilities” and “investment appreciation/ depreciation” to be the same include the following:

1.	Growth in the business

As discussed above, the growth in the business, i.e. through inflows of premiums, is another factor in the increase in policyholder liabilities.

2.	Product features

For products that do not include a significant savings element there will often be much less correlation between movements in investment returns and changes in liabilities.

Mr. Jim B. Rosenberg, p. 7

3.	With-profits business

The shareholder result reflects the actuarially determined annual amount that is released from the ring fenced with-profits funds and fees paid to the Group’s investment management operations.  The excess or deficit of income and expenditure of the ring fenced funds (including items other than premiums and investment returns such as expenses and tax) is reflected in the unallocated surplus of such funds, which is accounted for as a liability under IFRS.  The particular accounting features for with-profits business are explained in our disclosures on pages 174-175 and F-19.

4.	Allocation of compensation to company

The drivers of profitability for Prudential‘s insurance business reflect a combination of sources, for example spread and fee income and margins earned from acceptance of insurance risk. On pages 152 to 160 we have provided extensive analysis of the sources of earnings for each of our insurance business units. The mechanisms for deriving these sources inevitably give rise to movements in liabilities that are different from investment returns earned in a period. For example, for spread based business the returns credited to policyholders will usually be lower than the investment returns earned.

5.	Basis of measuring liabilities to policyholders

For some types of business, for example UK annuity business (as described on pages 169 and 172)  the discount rate applied to projected benefit flows in measuring policyholder liabilities changes from period to period to reflect movements in yields on the backing assets.  Thus for closely matched business the unrealised gains and losses on the portfolio might be expected to be closely correlated to the value movements on the liabilities.  However, for other types of business there is less or no linkage between the discount rate applied and the yields on the assets.  In addition for some business the basis of measuring guarantees (as for Jackson’s variable annuity business) reflects a combination of market consistent measurement and US GAAP applying requirements formerly referred to as SOP03-01.  Movements in the value of this component of the increase in policyholder liabilities are unrelated to value movements on investments.

The above list is intended to be illustrative rather than exhaustive. Other less significant features will apply.

Differences between the captions, “increase in policyholder liabilities,” on pages 172-173 and the “investment-related items and other movements” in the table, “Movement and duration of liabilities,” on page F-96

The captions, “increase in policyholder liabilities,” on pages 172-173 and the “investment-related items and other movements” in the table, “Movement and duration of liabilities,” on page F-96 are not immediately comparable for similar reasons to the considerations noted above. In addition, the tables on pages 172-173 and F-96 have been intentionally prepared on different bases as they seek to serve different objectives.

The tables on pages 172-173 show the analysis of the benefits and claims numbers as derived from the IFRS income statement. Thus, the “increase in policyholder liabilities” is the change of policyholder liabilities in the year that has been charged to the income statement (including adjustment for the release of liabilities for the claims paid) and therefore, as disclosed on page 172, excludes investment contracts without discretionary participation features which have been accounted for using deposit accounting and also the effect of foreign exchange translation differences of overseas subsidiaries that are recognised in other comprehensive income. In addition, the tables are shown net of reinsurance and the line for increase in policyholder liabilities excludes the movements in unallocated surplus of with-profits funds.

On the other hand, the table on page F-96 provides a breakdown of the entire movement of policyholder liabilities in the year i.e. not just the amount charged to the income statement but includes for example, the foreign exchange translation differences of the Group’s overseas operations that are recognised in other comprehensive income. The table on page F-96 is also shown gross of reinsurance and includes the

Mr. Jim B. Rosenberg, p. 8

unallocated surplus of the with-profits funds and the investment contracts without discretionary participation features. Further, as the table on page F-96 is a voluntary disclosure made to provide information on the net flows of the Group and to assist in the understanding of the earnings drivers, it has been prepared to include the amounts relating to the joint ventures of our Asia business which are equity accounted for under IFRS (and hence is only presented as a single line item on both the IFRS income statement and statement of financial position).

The “investment-related items and other movements” in the table on page F-96 referred to in the comment represents just one of the components of movement in policyholder liabilities in the year and essentially represents the movement for factors other than those disclosed separately in the table (i.e. other than net flows, shareholders’ transfers post tax and foreign exchange translation differences).

Most of the separately disclosed components (e.g. net flows and shareholders’ transfers post tax) also represent movements in the year that have been charged to the income statement and hence, would have been reflected in the “increase in policyholder liabilities” on pages 172-173.

This caption includes, among other things:

-	investment-related items, examples of which include investment returns of unit-linked and separate account business that are wholly attributable to policyholders, the interest credited to policyholder accounts for the US fixed annuity business and the effect of the change in backing assets yield used to discount the UK annuity liabilities,
-	changes in assumptions/release of margins in the valuation of the liabilities e.g. for mortality assumption changes,
-	the entire movement in the unallocated surplus of the with-profits funds, as this balance is also included in the table on page F-96; and
-	in respect of the US insurance operations, the value movement in the variable and fixed annuity guarantee liabilities.

The approach to determining the valuation of contract liabilities of the Group is provided on pages F-103 to F-115.

To make the disclosures clearer in response to both the points above, Prudential proposes adding the following further explanation (in blackline) in the disclosure corresponding to that set forth in “(c) Benefits and claims and movement in unallocated surplus” (beginning on page 172 thereof) in its future periodic reports. The additional wording “, net of reinsurance” added to the captions in the first table on page 172 as shown below will be repeated for all segmental tables on pages 172-173.

“(c) Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

……………………….

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December £m
	2015	2014	2013
Claims incurred, net of reinsurance	(23,763)	(22,331)	(21,881)
Increase in policyholder liabilities, net of reinsurance	(5,395)	(27,774)	(19,724)
Movement in unallocated surplus of with-profits funds	(498)	(64)	(1,549)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(29,656)	(50,169)	(43,154)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £29,656 million (2014: £50,169 million; 2013: £43,154 million) shown in the table above includes the effect of

Mr. Jim B. Rosenberg, p. 9

accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the year on year variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations.

~~The principal driver for the~~ These variations ~~in amounts allocated to policyholders is~~ are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year-on-year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the consolidated financial statements in Item 18. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group’s share of the policyholder liabilities of the Asia joint ventures that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

……………………..”

Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640.

Mr. Jim B. Rosenberg, p. 10

Very truly yours,

/s/ David Martin

___________________________

David Martin

Director of Group Financial Reporting Developments

cc:        Ms. Lisa Vanjoske, Securities and Exchange Commission

Mr. Frank Wyman, Securities and Exchange Commission

Mr. Nic Nicandrou, Prudential Public Limited Company

Mr. James Turner, Prudential Public Limited Company

Ms. Rebecca Wyatt, Prudential Public Limited Company

Mr. Alan Porter, Prudential Public Limited Company

Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP

Mr. Aseet Dalvi, Cleary Gottlieb Steen & Hamilton LLP